

May 20, 2011

Via E-mail
Mr. Alan B. Menkes, Chief Executive Officer
Empeiria Acquisition Corp.
c/o G2 Investment Group, LLC
142 W. 57th Street, 12th Floor
New York, New York 10019

> **Re:** **Empeiria Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2011, as amended on May 13, 2011**
> **File No. 333-172629**

Dear Mr. Menkes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed May 13, 2011

Use of Proceeds, page 43

1. We note your revised disclosure in response to comment three of our letter dated May 11, 2011. Please revise to reflect the underwriting discount that is held in the trust account until a business transaction is consummated in a separate line item in the table and add appropriate footnote disclosure.

2. We reissue comment four of our letter dated May 11, 2011. We continue to note the disclosure in footnote four that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Principal Stockholders, page 88

3.  We note your revised disclosure in response to comment six of our letter dated May 11, 2011.  It is unclear how the shares the sponsor transferred to officers and directors on May 2, 2011 are accounted for in your table.  Please provide footnote disclosure to clarify the nature of the amounts held by each officer and director, including the sale of 1 million shares from the sponsor to your officers and directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director